UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

November 27, 2013

Commission File Number : 000-30354

HONG KONG TELEVISION NETWORK LIMITED

(Translation of registrant’s name into English)

13th Floor

Trans Asia Centre

18 Kin Hong Street

Kwai Chung

New Territories

Hong Kong

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒  Form 20-F             ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

☐  Yes             ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Hong Kong Television Network Limited (the “Company”) is furnishing under cover of Form 6-K the Company’s notice of 2013 annual general meeting of the Company to be held on December 30, 2013.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HONG KONG TELEVISION NETWORK LIMITED

By:	/s/ Wong Nga Lai, Alice
	Name:	Wong Nga Lai, Alice
	Title:	Executive Director, Chief Financial Officer and Company Secretary

Dated: November 27, 2013

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that the 2013 Annual General Meeting of Hong Kong Television Network Limited (the “Company”) will be held at 13th Floor, Trans Asia Centre, 18 Kin Hong Street, Kwai Chung, New Territories, Hong Kong on Monday, 30 December 2013 at 11:00 a.m. for the following purposes:

Ordinary Business

1.	To receive and adopt the audited consolidated financial statements and the reports of the directors and auditors of the Company for the year ended 31 August 2013.

2.	To re-elect the retiring Directors and to authorise the board of directors to fix the directors’ remuneration.

3.	To re-appoint Messrs. KPMG as auditors of the Company and to authorise the board of directors to fix their remuneration.

Special Business

To consider and, if thought fit, to pass the following resolutions as ordinary resolutions of the Company:

4. “THAT:

(a)	subject to sub-paragraph (c) of this resolution, the exercise by the directors of the Company during the Relevant Period (as defined below) of all powers of the Company to allot, issue and deal with additional shares in the share capital of the Company or securities convertible into such shares or options, warrants, or similar rights to subscribe for any shares or convertible securities and to make, issue or grant offers, agreements or options which would or might require the exercise of such powers be and is hereby generally and unconditionally approved;

(b)	the approval in sub-paragraph (a) of this resolution shall authorise the directors of the Company during the Relevant Period to make, issue or grant offers, agreements or options which would or might require the exercise of such powers after the end of the Relevant Period;

(c)	the aggregate nominal amount of share capital allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) by the directors of the Company pursuant to the approval in sub-paragraph (a) of this resolution, otherwise than pursuant to (i) a Rights Issue (as defined below), (ii) the exercise of the rights of subscription or conversion under the terms of any securities which are convertible into shares of the Company and from time to time outstanding, (iii) any share option scheme(s) or similar arrangement for the time being adopted for the grant or issue to eligible participants of rights to acquire shares of the Company, or (iv) any shares allotted in lieu of the whole or part of a dividend on shares of the Company in accordance with the articles of association of the Company, shall not exceed 20% of the aggregate nominal amount of the share capital of the Company in issue as at the date of the passing of this resolution and the said approval be limited accordingly; and

(d)	for the purpose of this resolution:

“Relevant Period” means the period from the passing of this resolution until whichever is the earliest of:

(i)	the conclusion of the next annual general meeting of the Company;

(ii)	the expiration of the period within which the next annual general meeting of the Company is required by the Articles of Association of the Company or any applicable laws of Hong Kong to be held; or

(iii)	the date on which the authority set out in this resolution is revoked or varied by an ordinary resolution of the Shareholders in general meeting.

“Rights Issue” means an offer of shares or offer or issue of warrants, options or other securities of the Company giving rights to subscribe for shares open for a period fixed by the directors of the Company to holders of shares on the register of members of the Company on a fixed record date in proportion to their then holdings of such shares (subject to such exclusions or other arrangements as the directors of the Company may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of, or the requirements of any recognised regulatory body or any stock exchange in, or any territory outside, Hong Kong).”

5. “THAT:

(a)	subject to sub-paragraph (b) of this resolution, the exercise by the directors of the Company during the Relevant Period (as defined below) of all the powers of the Company to repurchase its own shares, subject to and in accordance with all applicable laws and regulations, articles of association of the Company and the requirements of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited as amended from time to time, be and is hereby generally and unconditionally approved;

(b)	the aggregate nominal amount of shares of the Company to be repurchased by the Company pursuant to the approval in sub-paragraph (a) of this resolution above during the Relevant Period shall not exceed 10% of the aggregate nominal amount of the share capital of the Company in issue as at the date of passing of this resolution and the said approval shall be limited accordingly; and

(c)	for the purposes of this resolution:

“Relevant Period” means the period from the passing of this resolution until whichever is the earliest of:

(i)	the conclusion of the next annual general meeting of the Company;

(ii)	the expiration of the period within which the next annual general meeting of the Company is required by the articles of association of the Company or any applicable laws of Hong Kong to be held; or

(iii)	the date on which the authority set out in this resolution is revoked or varied by an ordinary resolution of the Shareholders in general meeting.”

6.	“THAT, subject to the passing of resolutions Nos. 4 and 5 above, the authority granted to the directors of the Company pursuant to resolution No. 4 above be and is hereby extended by the addition to the aggregate nominal amount of share capital which may be allotted or agreed conditionally or unconditionally to be allotted pursuant to such authority an amount representing the aggregate nominal amount of shares in the share capital of the Company repurchased by the Company under the authority granted pursuant to resolution No. 5 above, provided that such extended amount so repurchased shall not be more than 10% of the aggregate nominal amount of the share capital of the Company in issue as at the date of passing this resolution.”

By Order of the Board

Hong Kong Television Network Limited

Wong Nga Lai, Alice

Executive Director, Chief Financial Officer

and Company Secretary

Hong Kong, 27 November 2013

Registered Office:

13th Floor

Trans Asia Centre

18 Kin Hong Road

Kwai Chung

New Territories

Hong Kong

Notes:

1.	Every member entitled to attend and vote at the meeting convened by the above notice is entitled to appoint one or more proxies to attend and vote instead of him. A proxy need not be a member of the Company.

2.	Where there are joint registered holders of any shares of the Company, any one of such persons may vote at the meeting, either personally or by proxy, in respect of such shares as if he were solely entitled thereto; but if more than one of such joint persons be present at the meeting personally or by proxy, then one of the said persons so present whose name stands first on the register of members in respect of such shares of the Company shall alone be entitled to vote in respect thereof.

3.	In order to be valid, the form of proxy duly completed and signed in accordance with the instructions printed thereon together with the power of attorney or other authority, if any, under which it is signed or a notarised copy thereof must be delivered to the Company’s share registrar (the “Share Registrar”), Computershare Hong Kong Investor Services Limited at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong, not less than 48 hours before the time appointed for the holding of the meeting or any adjournment thereof.

4.	For the purpose of ascertaining shareholders’ rights of attending and voting at the meeting, the register of members of the Company will be closed from Tuesday, 24 December 2013 to Monday, 30 December 2013, both days inclusive, during which period no transfer of shares shall be effected. In order to entitled to attend and vote at the meeting, all transfer documents accompanied by the relevant share certificates, must be lodged with the Share Registrar, at Shops 1712–1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong for registration not later than 4:30 p.m. on Monday, 23 December 2013.

5.	With regard to item 2 in this notice, the board of directors of the Company proposes that the retiring directors, namely Mr. Lee Hon Ying, John, Mr. Peh Jefferson Tun Lu and Mr. Mak Wing Sum, Alvin be re-elected as Directors of the Company. The biographical details of these Directors are set out in Appendix II to the circular of the Company to the shareholders dated 27 November 2013.

6.	As at the date of this notice, the executive directors of the Company are Mr. Wong Wai Kay, Ricky (Chairman), Mr. Cheung Chi Kin, Paul (Vice Chairman), Ms. To Wai Bing (Chief Executive Officer), Ms. Wong Nga Lai, Alice (Chief Financial Officer); the non-executive director is Dr. Cheng Mo Chi, Moses; and the independent non-executive directors are Mr. Lee Hon Ying, John, Mr. Peh Jefferson Tun Lu and Mr. Mak Wing Sum, Alvin.